Law Offices

Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA  19103-7018
215.564.8000

May 16, 2016

VIA EDGAR

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          GPS Funds I
GPS Funds II
Savos Investments Trust
File Nos: 811-10267, 811-22486, and 811-08977, respectively

Dear Ms. Brutlag:

On behalf of registrants listed above (the “Registrants”), and each of their respective series (each a “Fund,” and collectively, the “Funds”), set forth below are the Registrants’ responses to the comments conveyed by you via telephone on May 11, 2016, with regard to the Registrants’ preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2016, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Proxy Statement”).  Your comments appear in bold and the Registrants’ response is included immediately below each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

1.	Comment.	Consider including the full name of the Buyer in the body of the letter to shareholders, rather than in a footnote.

Response.                      Because Buyer does business in Hong Kong and outside the rest of China under the name HTSC rather than its full name, Registrants believe that including the full name in a footnote is appropriate.

2.	Comment.	Please include the disclosure required by Item 22(c)(3) of Schedule 14A.

Response.                      The disclosure in the Proxy Statement has been revised accordingly.

3.	Comment.	Please confirm that the Registrants’ investment adviser does not currently serve as an investment adviser or sub-adviser to any investment companies registered under the Investment Company Act of 1940 (the “1940 Act”) other than the Funds.

Response.                      The Registrants confirm that AssetMark, Inc. (“AssetMark”), the investment adviser to each Fund, does not currently serve as an investment adviser or sub-adviser to any investment companies registered under the 1940 Act other than the Funds.  The Registrants note that it is expected that AssetMark will serve as the investment adviser to the GuideMark® Alternative Lending Income Fund, which has filed a registration statement with the SEC on Form N-2 that has not yet become effective.

4.	Comment.	In each place in the Proxy Statement where there is a reference to an appendix for the first time, please use bold type for the entire sentence containing the reference to the appendix.

Response.                      The disclosure in the Proxy Statement has been revised accordingly.

5.	Comment.	Please provide additional details about the Buyer in section of the Proxy Statement entitled “Information about AssetMark and the Buyer.”

Response.                      The disclosure in the Proxy Statement has been revised accordingly.

6.	Comment.
In the section of the Proxy Statement entitled “Section 15(f) of the 1940 Act,” please clarify that the disclosure regarding the Buyer’s agreement to use reasonable best efforts to comply with the requirements of Section 15(f) of the 1940 Act is a description of the terms of the Transaction Agreement (as defined in the Proxy Statement).  The staff notes that reliance on the safe harbor of Section 15(f) requires actual compliance with the conditions set forth in therein.

Response.                      The Registrants confirm that the disclosure to which the comment refers is a description of the terms of the Transaction Agreement, and the disclosure has been revised to clarify that fact.

7.	Comment.
In the section of the Proxy Statement entitled “The New Advisory Agreements,” please revise the disclosure to make it clear that the management fee schedule under the New Advisory Agreement will not differ from the management fee schedule under the Current Advisory Agreement.

Response.                      The disclosure in the Proxy Statement has been revised accordingly.

8.	Comment.	The form of proxy card filed with the Proxy Statement lists each Fund. Please explain how shareholders of multiple Funds will vote on the Proposal.

Response.                      The Registrants confirm that the proxy cards that will be mailed to shareholders with the definitive proxy statement will be tailored to each individual shareholder and will only include those Funds that the shareholder owns.

In connection with the Registrants’ response to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Fabio Battaglia, III
Fabio Battaglia, III

cc:           Carrie E. Hansen
AssetMark, Inc.